UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69777

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __03/31/2025__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Calamar Financial Group, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
    [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__3949 Forest Parkway, Suite 300__
                                        (No. and Street)

__Wheatfield__	__NY__	__14120__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Elizabeth Attanasio__	__212-668-8700__	__eattanasio@acisecure.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__DCPA__
                        (Name – if individual, state last, first, and middle name)

__2121 Ave of the stars #800__	__Century City__	__CA__	__90067__
(Address)	(City)	(State)	(Zip Code)

__September 15, 2020__	__6567__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Damon Wojciechowski</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Calamar Financial Group, LLC</u>, as of <u>3/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: <u>*Damon Wojciechowski*</u>

Title: <u>Managing Principal</u>

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALAMAR FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF MARCH 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CALAMAR FINANCIAL GROUP, LLC
FINANCIAL STATEMENTS
AS OF MARCH 31, 2025

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 6





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Calamar Financial Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Calamar Financial Group, LLC (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2025.
Century City, California
July 15, 2025

CALAMAR FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2025

ASSETS:

Cash	$	449,399
Accounts receivable		136,883
Due from Parent		58,460
Prepaid commissions		8,413
Investment in securities, at fair value		17
Other assets		12,648
TOTAL ASSETS	$	665,820

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	452,880
Accounts payable and accrued expenses		14,700
TOTAL LIABILITIES		467,580
MEMBER'S EQUITY		198,240
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	665,820

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

Calamar Financial Group, LLC (the "Company"), was formed on February 2, 2016, as a Delaware limited liability company. The Company is a wholly-owned subsidiary of Calamar Capital Network, LLC (the "Member"). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company's principal business activities are a mutual fund retailer, broker, or dealer selling variable life insurance or annuities, and private placement of securities.

On September 23, 2024, FINRA approved the Company's formal request to change its fiscal year-end date for audited financial statements from December 31 to March 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company records its accounts receivable at cost, less an allowance for doubtful accounts. Periodically, the Company assesses its accounts receivable and establishes an allowance for doubtful accounts based on the history of past write-offs, collections, and current credit conditions.

Income Taxes
As a single-member limited liability company, the Company is treated as a "disregarded entity" for Federal income tax purposes. Thus, for Federal income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Member and, accordingly, no provision has been made for income taxes in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current period. For the period ended March 31, 2025, management has determined that there are no material uncertain income tax positions. The member files income tax returns in the U.S. federal jurisdiction and various other states. The tax years from 2020 to 2025 generally remain subject to examination by various tax authorities.

Revenue and Expense Recognition

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Fees
The Company engages in private securities placement for business entities that want to raise funds through the sale of private securities. Revenues are earned from retainer fees and success fees arising from securities offerings in which the Company acts as a best efforts agent. Revenue for both retainers and success fees is recognized on the closing date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the closing date is the appropriate point in time to recognize revenue for private placement transactions, as there are no significant actions that the Company needs to take subsequent to this date. The issuer obtains control over and benefits from the capital markets offered at that point. Retainers received from customers prior to recognizing revenue are reflected in deferred revenue. As of March 31, 2025, the Company has no outstanding deferred revenue.

Note 2 - Summary of Significant Accounting Policies (continued)
Revenue and Expense Recognition (continued)

Private Placement Fees (continued)
The Company engages in private securities placement for business entities that want to raise funds through the sale of private securities. Revenues are earned from retainer fees and success fees arising from securities offerings in which the Company acts as a best efforts agent. Revenue for both retainers and success fees is recognized on the closing date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the closing date is the appropriate point in time to recognize revenue for private placement transactions, as there are no significant actions that the Company needs to take subsequent to this date. The issuer obtains control over and benefits from the capital markets offered at that point. Retainers received from customers prior to recognizing revenue are reflected in deferred revenue. As of March 31, 2025, the Company has no outstanding deferred revenue.

Mutual Fund Fees and Variable Annuity Fees
The Company enters into agreements with Mutual Funds and Variable Annuities ("funds") to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment advisor and hedge fund performance fees
The Company receives trailer fees from having placed investors at hedge funds and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund. Performance fees are only paid and earned at the end of a year if the fund performs at the levels that are necessary to require performance fees.

Trading gains and losses
Trading gains and losses, unrealized gains and losses and related clearing expenses are recorded on a trade date basis and gross basis.

Other income
Other income includes various reimbursements from registered representatives of the Company. The Company charges its reps back for certain expenses (regulatory fees, insurance) as they are incurred by the Company.

Costs to Obtain or Fulfill a Contract with a Customer
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized once it becomes a receivable or when the cash is received. Contract assets are reported in the Statement of Financial Condition. As of March 31, 2025, the contract asset balance, included as prepaid commissions on the Statement of Financial Condition, was $8,413 due from representatives for affiliation expenses.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2025, the Company has no outstanding deferred revenue.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue and Expense Recognition (continued)

Financial Instruments-Credit Losses
In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Note 3 - Concentrations of Credit Risk

Cash

The Company maintains principally all cash balances in one financial institution, which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2025, the amount over insured limits of $250,000 was $199,399.

Note 4 - Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. At March 31, 2025, the Company had net capital of $102,082, which was $70,910 in excess of its required minimum net capital of $31,172. The Company's ratio of aggregate indebtedness to net capital was 4.6 to 1 as of March 31, 2025.

Note 5 - Fair Value Measurement

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of March 31, 2025:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Cash balance in broker dealer account	$ 17	$ -	$ -	$ 17
Total	**$ 17**	**$ -**	**$ -**	**$ 17**

The broker dealer account balance consists of cash and is held for proprietary trading. There were no other financial assets or liabilities measured at fair value under ASC 820 as of March 31, 2025.

Note 6 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending March 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole. See note 9

Note 7 - Related-Party Transactions

The Company has established an expense-sharing agreement ("ESA") with Calamar Capital Network, LLC (the "Parent Company") to allocate certain overhead expenses. These overhead expenses encompass operational costs such as occupancy, shared compensation, benefits, and utilities. They are determined as a fixed percentage of the actual expenses incurred. Any underpayment for these expenses is recorded as a liability on the Company's books, while any overpayment is recognized as a receivable.

The Company entered into a revenue agreement with a related-party hedge fund, Calamar Lifestyle Senior Housing Fund II, LLC, for the marketing of this hedge fund, which is under common ownership. As of March 31, 2025, the affiliate owed the Company $0.

The Company covers the Parent's expenses using its credit card, and the Parent subsequently reimburses the Company. As of March 31, 2025, the Company's receivable balance amounts to $58,460, which is classified as due from the Parent in the accompanying Statement of Financial Condition.

Note 8 - Commitments and Contingencies

The Company has no commitments or contingencies that would materially affect the Company's financial position or results of operations as of March 31, 2025.

Note 9 - Segment reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach and qualitative and quantitative criteria established by ASC 280, the Company is considered a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and description of business and summary of significant accounting policies.

Note 10 - Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.